UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2007

BHP Billiton Plc -----------------------------------
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by: BHP Billiton Plc

To: London Stock Exchange

Cc:
New York Stock Exchange
JSE Limited

Date: 30 April 2007

For Release: Immediately

TOTAL VOTING RIGHTS

In conformity with the Transparency Directive's transitional provision 6, BHP Billiton Plc announces the following:

BHP Billiton Plc's issued capital, including treasury shares held by BHP Billiton Plc, consists of 2,366,462,002 Ordinary shares of US$0.50 each. Of these, 25,160,000 Ordinary shares are held in treasury by BHP Billiton Plc at the date of this announcement and therefore the total number of voting rights in the Company is 2,341,302,002.

The figure of 2,341,302,002 Ordinary shares may be used by shareholders to calculate if they are required to notify their interest in, or a change to their interest in, the share capital of BHP Billiton Plc under the FSA's Disclosure and Transparency Rules.

For further information, please contact:
Company Secretary
BHP Billiton Plc
Robert Franklin
Office: +44 (0) 20 7802 4116
Mobile: +44 (0) 7824 302684

Notes:

1. BHP Billiton Plc also has one Special Voting Share in issue to facilitate joint voting by shareholders of BHP Billiton Plc and BHP Billiton Ltd on joint electorate actions.

2. At the date of this announcement BHP Billiton Limited holds 13,000,000 of the Ordinary shares in BHP Billiton Plc.

3. On 23 April 2007 a total of 34,400,000 Ordinary shares held by BHP Billiton Limited were cancelled.  The cancellation of these shares was approved at the Annual General Meeting of BHP Billiton Plc held on 25 October 2006 and at the Annual General Meeting of BHP Billiton Limited held on 28 November 2006.

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 30 April 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary